Exhibit 99.3

Endeavour Silver Corp. Treasury Offering of Common Shares March 15, 2022

The Common Shares will be offered by way of a prospectus supplement in each of the provinces and territories of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and a corresponding registration statement on Form F-10 (File No. 333-237625) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Endeavour Silver Corp. (“Endeavour Silver” or the “Company”).
Offering:	Treasury offering of 8,081,000 common shares (“Common Shares”)
Offering Price:	US$4.95 per Common Share
Issue Amount:	US$40,000,950
Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the offering will be used to pay the US$35 million cash consideration payable to SSR Mining Inc. at closing in respect of the Company’s acquisition of the Pitarrilla project in Durango State, Mexico and for the Company’s general corporate purposes and working capital.

Form of Offering:	Bought deal by way of a prospectus supplement in each of the provinces of Canada, except Quebec. Registered public offering pursuant to the multijurisdictional disclosure system in the United States.
Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets and PI Financial Corp.
Commission:	5.0%
Closing:	March 21, 2022

The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.